Tooling User Right Agreement no. PS22-054 Certain identified information marked with “[***]” has been omitted from this document because it is both (i) not material and (ii) the type that the registrant treats as private or confidential. TOOLING USER RIGHT AGREEMENT dated 13 March 2025 Volvo Car USA LLC and Polestar Automotive USA Inc. Regarding use of Tooling

Tooling User Right Agreement no. PS22-054

TABLE OF CONTENTS

1. DEFINITIONS 1
2. AGREEMENT 3
3. RIGHT TO USE TOOLING 3
4. FEE AND PAYMENT TERMS 4
5. WARRANTIES 4
6. INTELLECTUAL PROPERTY 5
7. LIMITATION OF LIABILITY 6
8. GOVERNANCE AND CHANGE MANAGEMENT 6
9. CONFIDENTIALITY 7
10. TERM AND TERMINATION 8
11. MISCELLANEOUS 8
12. GOVERNING LAW .... 10~~11~~
13. DISPUTE RESOLUTION 11

LIST OF APPENDICES

A. Tooling Specification

B. Fee

Tooling User Right Agreement No. PS22-054 1(36) This TOOLING USER RIGHT AGREEMENT is made between: (1) Polestar Automotive USA Inc., a limited liability company incorporated under the laws of United States of America, having its principal place of business at 777 Macarthur Boulevard, Mahwah, NJ 07430 (“Owner”) (2) Volvo Car USA LLC, with company registration number 47-4903750, a limited liability company incorporated under the laws of United States of America, its principal place of business at 1800 Volvo Place, Mahwah, NJ 07430, USA (“User”); Each of the Owner and the User is hereinafter referred to as a “Party” and, jointly, as the “Parties”. BACKGROUND A. The User will manufacture the [***] vehicle for Owner in the User’s plant in Charleston, USA. The manufacturing of the [***] vehicle requires certain tooling, including the tooling that is further described in Appendix A, Tooling Specification. B. The Owner is or will be the exclusive owner of the relevant Tooling (as defined in Section 1 below) and the User wishes to have such Tooling used in the production of the [***]vehicle. For efficiency reasons, the Parties have now agreed that User shall be entitled to use the Tooling and that the User accordingly shall compensate the Owner for its right to use the Tooling. C. In the light of the foregoing, the Parties have executed this Agreement (as defined in Section 1 below). 1. DEFINITIONS For the purpose of this Agreement, the following terms shall have the meanings assigned to them below. Capitalized terms in this Agreement are defined in the way described below. All capitalised terms in singular in the list of definitions shall have the same meaning in plural and vice versa. “Affiliate” means (i) for User, any other legal entity that directly or indirectly is controlled by User and (ii) for Owner, any other legal entity that, directly or indirectly, is controlled by or under common control with owner, "control" for this purpose meaning ownership or control of at least fifty per cent (50%) of the voting stock, partnership interest or other ownership interest or (ii) the power (a) to appoint or remove a majority of the board of directors or other governing body of an entity, or (b) to cause the direction of the management of an entity. The Parties, however, agree to renegotiate this definition of "Affiliates" in good faith if it in the future does not reflect the Parties' intention at the time of signing this Agreement due to a restructuring or reorganization in relation to either of the Parties. “Agreement” means this Tooling User right agreement including the Appendices as amended and agreed from time to time. “Appendix” means all appendices to this Agreement. “Confidential Information” means any and all information regarding the Parties and their respective businesses, whether commercial or technical, in whatever form or media,

Tooling User Right Agreement No. PS22-054 2(36) including but not limited to information relating to Intellectual Property Rights, concepts, technologies, processes, commercial figures, techniques, strategic plans and budgets, investments, customers and sales, designs, graphics, CAD models, CAE data, statement of works (including engineering statement of works and any such specifications), targets, test plans/reports, technical performance data and engineering sign-off documents and other information of a sensitive nature, that a Party learns from or about the other Party prior to or after the execution of this Agreement. “Disclosing Party” means the Party disclosing Confidential Information to the Receiving Party. “Effective Date” shall have the meaning ascribed to it in Section 10.1 “Fee” shall have the meaning ascribed to it in Section 4.1.1. “Force Majeure Event” shall have the meaning ascribed to it in Section 11.1.1. “Intellectual Property Rights” means any and all intellectual property rights, including but not limited to patents, patent applications, Trademarks, software, designs, utility models, copyrights, database rights, ideas, concepts, techniques, inventions, technologies, tools, processes and methodologies, know-how and trade secrets and any similar rights in any jurisdiction, regardless of whether registered or not, and all rights under licenses or otherwise in relation to any of the foregoing. “Owner” shall have the meaning ascribed to it in the beginning of this Agreement. “Receiving Party” means the Party receiving Confidential Information from the Disclosing Party. “Steering Committee” means the first level of governance forum established by the Parties for handling the cooperation between them in respect of various matters. “Strategic Board” means the highest level of governance forum established by the Parties for handling the cooperation between them in respect of various matters which regarding cooperation between User and Owner is the so called Volvo Polestar Executive Meeting. “Term” shall have the meaning ascribed to it in Section 10.1. “Third Party” means a party other than any of the Parties and/or an Affiliate of one of the Parties to this Agreement. “Tooling” means the [***] vehicle related tooling further specified in Appendix A as amended from time to time. Such tooling is or will be owned by the Owner or its Affiliates or exclusively granted by the Vendors to the Owner or its Affiliates for use until the ownership thereof is transferred to the Owner or its Affiliates, but used and stored at the Vendor’s site and used by the User or Vendor in relation to the production of components to the [***] vehicle manufactured by the User Group. “Trademarks” means trademarks (including part numbers that are trademarks), service marks, logos, trade names, business names, assumed names, trade dress and get-up, and domain names, in each case whether registered or unregistered, including all applications, registrations, renewals and the like, in each case to the extent they constitute rights that are enforceable against third parties.

Tooling User Right Agreement No. PS22-054 3(36) “User” shall have the meaning ascribed to it in the beginning of this Agreement. “User Group” means User and its Affiliates. “Vendor” means the Third Party supplier keeping the Tooling at its site on behalf of the Owner and for the production of components to the [***] vehicle manufactured by the User Group. 2. AGREEMENT 2.1 Scope 2.1.1 By entering into this Agreement, the Parties initiate a co-operation, where the User will be given a right to Use the Tooling, subject inter alia to the User compensating Owner for such use, under the terms and conditions of this Agreement. 2.1.2 This Agreement sets out the terms and conditions that shall apply to the User’s use of the Tooling, where Owner is the owner of the relevant Tooling. 2.2 Legal relationship and right to benefit from this Agreement 2.2.1 The legal relationship under this Agreement and the right to benefit from this Agreement is between the Owner and the User only. 3. RIGHT TO USE TOOLING 3.1 The Tooling shall at all times be owned by Owner or its Affiliates, or exclusively granted by the Vendors to the Owner or its Affiliates for use until the ownership thereof is transferred to the Owner of its Affiliates. By this Agreement, the Owner grants to User a right to use the Tooling during the Term of this Agreement for the sole purpose of [***] vehicle related production. User undertakes not to use the Tooling for any other purpose other than as stated herein. 3.2 User has no right to ask the Vendor for any changes to or modifications of the Tooling, nor ask the Vendor for any repairs or other work on the Tooling, without Owner’s prior written consent. 3.3 The Tooling is located at Vendor’s premises on behalf of the Owner. The Owner has no responsibility for the premises in which the Tooling is located, unless specified otherwise in this agreement. The Tooling may not be relocated without the Owner’s prior written consent. Owner shall take all reasonable steps to ensure the Vendor lets the User benefit from its right to use the Tooling through the Vendor. If the Owner has taken such reasonable steps, the Owner shall not be responsible in the event the Vendor does not let the User benefit from its right to make use of the Tooling through the Vendor. 3.4 The right to use the Tooling is further subject to the payment obligations set forth in Section 4 below. If the User is in delay with its payment more than [***] days from date of invoice, the Owner is entitled to temporarily cease the User’s right to use the Tooling.

Tooling User Right Agreement No. PS22-054 4(36) 4. FEE AND PAYMENT TERMS 4.1 Fee 4.1.1 In consideration of User’s use of the Tooling hereunder, the User agrees to pay the Fee to the Owner, calculated based on [***], and as further detailed in Appendix B (Fee) as amended and updated as the case may be (the “Fee”). 4.2 Payment Terms 4.2.1 The Fee shall be paid by the User to the Owner in a timely manner and otherwise in accordance with the payment terms in this section 4.2. The Fee shall be invoiced and paid in USD. 4.2.2 The User shall compensate the Owner for the cost of funding assumed by the Owner relating to the Tooling purchased by the Owner which will form part of the quarterly Fee to be charged to the User. 4.2.3 Any amount invoiced by Owner to User shall be paid within [***]days from date of invoice. 4.2.4 The Fee shall be invoiced quarterly at the end of each quarter, i.e. in April for the period January-March and in July for the period April-June. The invoices shall include a detailed specification on what is charged. 4.2.5 All amounts referred to in this agreement are exclusive of any applicable sales and use tax /VAT and other taxes. The User shall bear the taxes and surcharges that are applicable according to local tax regulations. The quarterly invoices issued by Owner shall therefore include applicable taxes and relevant surcharges. 4.2.6 Payment made later than the due date will automatically be subject to interest for late payments for each day it is not paid and the interest shall be based on the applicable interbank rate, with an addition of [***]per annum. 4.2.7 Any paid portion of the Fee is non-refundable. 5. WARRANTIES 5.1 Each Party warrants and represents to the other Party that: (a) it is duly organized, validly existing, and in good standing under the laws of its respective jurisdiction of incorporation or formation, as applicable; (b) it has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; (c) the execution, delivery and performance of this Agreement have been duly authorized and approved, with such authorization and approval in full force and effect, and do not and will not (i) violate any laws or regulations applicable to it or (ii) violate its organization documents or any agreement to which it is a party; and (d) this Agreement is a legal and binding obligation of it, enforceable against it in accordance with its terms.

Tooling User Right Agreement No. PS22-054 5(36) 5.2 The Parties acknowledge that the Tooling are provided on an “as is” basis without any warranties or representations of any kind, whether implied or express. Owner takes no responsibility and expressly disclaims any and all liability and claims of any kind in case of errors or defects in the Tooling as well as any damage caused as a result of or in relation to the User’s use/misuse of the Tooling (as well as User’s indirect use of the Tooling through e.g. the Vendor’s care). 6. INTELLECTUAL PROPERTY 6.1 Ownership and license grant 6.1.1 The Parties agree that any and all Intellectual Property Rights in and to the Tooling shall at all times be and remain fully vested with the Owner and/or its Affiliates. Owner however grants User a non-exclusive, non-assignable, sub-licensable (however only to User’s Affiliates, unless otherwise agreed upon by both parties), limited license to any Intellectual Property Rights in and to the Tooling, to the extent necessary for User to utilize the Tooling as contemplated herein, for the Term of this Agreement. 6.1.2 Nothing in this Agreement shall be deemed an assignment of ownership of any Intellectual Property Rights, including in the Tooling, from the Owner to the User, except if and to the extent expressly set out herein. 6.1.3 In the event any new Intellectual Property Rights in and to the Tooling are created (including in relation to changes during maintenance of the Tooling) under this Agreement, the Parties agree that the Owner shall be the exclusive owner of such Intellectual Property Rights including all modifications, amendments and developments thereof. Hence all such Intellectual Property Rights shall automatically and immediately upon their creation stay with and/or be transferred to the Owner. The Owner shall further have the right to transfer, sublicense, modify and otherwise freely dispose of such Intellectual Property Rights. 6.2 Volvo brand name 6.2.1 Correspondingly, it is especially noted that this Agreement does not include any right to use the “Volvo” brand name, or Trademarks, or refer to “Volvo” in communications or official documents of whatever kind. The Parties acknowledge that the “Volvo” Trademarks as well as the “Volvo” name is owned by Volvo Trademark Holding AB and that the right to use the name and the “Volvo” Trademarks is subject to a license agreement, which stipulates that the name, Trademarks and all thereto related Intellectual Property can only be used by Volvo Car Corporation and its Affiliates in relation to Volvo products. 6.2.2 This means that this Agreement does not include any rights to directly or indirectly use the “Volvo” brand name or “Volvo” Trademarks, on or for any products or when marketing, promoting and/or selling such products, or in any other contacts with Third Parties, e.g. in presentations, business cards and correspondence. 6.3 Polestar brand name 6.3.1 For sake of clarity, it is especially noted that this Agreement does not include any right to use the “Polestar” brand name or Trademarks, or refer to “Polestar” in communications or official documents of whatever kind.

Tooling User Right Agreement No. PS22-054 6(36) 6.3.2 This means that this Agreement does not include any rights to directly or indirectly use the “Polestar” brand name or “Polestar” Trademarks, on or for any products or when marketing, promoting and/or selling such products, or in any other contacts with Third Parties, e.g. in presentations, business cards and correspondence. 7. LIMITATION OF LIABILITY 7.1 Neither Party shall be responsible for any indirect, incidental or consequential damage or any losses of production or profit caused by it under this Agreement. 7.2 Each Party’s aggregate liability for any damage arising out of or in connection with this Agreement shall be limited to [***]of the Owner´s total acquisition value of the Tooling for which the right to use is provided under this Agreement. 7.3 The limitations of liability set out in this Section 7 shall not apply in respect of; (a) claims related to death or bodily injury; (b) damage caused by wilful misconduct or gross negligence, (c) damage caused by a Party’s breach of the confidentiality undertakings in Section 9 below, or (d) damage arising out of an infringement, alleged infringement, of the other Party’s or any third party’s Intellectual Property. 8. GOVERNANCE AND CHANGE MANAGEMENT 8.1 Governance 8.1.1 The Parties shall act in good faith in all matters and shall at all times co-operate in respect of changes to this Agreement as well as issues and/or disputes arising under this Agreement. 8.1.2 The governance and co-operation between the Parties in respect of this Agreement shall primarily be administered on an operational level. In the event the Parties on an operational level cannot agree upon inter alia the prioritisation of development activities or other aspects relating to the co-operation between the Parties, each Party shall be entitled to escalate such issue to the Steering Committee. 8.1.3 If the Steering Committee fails to agree upon a solution of the disagreement the relevant issue should be escalated to the Strategic Board for decision. 8.2 Changes 8.2.1 During the term of this Agreement, the User can request changes to the Tooling Specification, which shall be handled in accordance with the governance procedure set forth in Section 8.1 above. Both Parties agree to act in good faith to address and respond to any change request within a reasonable period of time. 8.2.2 The Parties acknowledge that the Owner will not make any changes in accordance with such change request until agreed in writing between the Parties. For the avoidance of any

Tooling User Right Agreement No. PS22-054 7(36) doubt, until there is agreement about the requested change, the existing Tooling Specification shall be valid. 9. CONFIDENTIALITY 9.1 The Parties shall take any and all necessary measures to comply with the security and confidentiality procedures of the other Party. 9.2 All Confidential Information shall only be used for the purposes set forth in this Agreement. Each Party will keep in confidence any Confidential Information obtained in relation to this Agreement and will not divulge the same to any Third Party, unless the exceptions specifically set forth below in this Section 9.2 below apply, in order to obtain patent protection or when approved by the other Party in writing, and with the exception of their own, or the User Group’s, officers, employees, consultants or sub-contractors with a need to know as to enable such personnel to perform their duties hereunder. This provision will not apply to Confidential Information which the Receiving Party can demonstrate: (a) was in the public domain other than by breach of this undertaking, or by another confidentiality undertaking; (b) was already in the possession of the Receiving Party before its receipt from the Disclosing Party; (c) is obtained from a Third Party who is free to divulge the same; (d) is required to be disclosed by mandatory law, court order, lawful government action or applicable stock exchange regulations; or (e) is developed or created by one Party independently of the other, without any part thereof having been developed or created with assistance or information received from the other Party. 9.3 The Receiving Party shall protect the disclosed Confidential Information by using the same degree of care, but no less than a reasonable degree of care, to prevent the dissemination to third parties or publication of the Confidential Information, as the Receiving Party uses to protect its own Confidential Information of similar nature. Further, each Party shall ensure that its employees and consultants are bound by a similar duty of confidentiality and that any subcontractors taking part in the fulfilment of that Party’s obligations hereunder, enters into a confidentiality undertaking containing in essence similar provisions as those set forth in this Section 9. 9.4 Any tangible materials that disclose or embody Confidential Information should be marked by the Disclosing Party as “Confidential,” “Proprietary” or the substantial equivalent thereof. Confidential Information that is disclosed orally or visually shall be identified by the Disclosing Party as confidential at the time of disclosure, with subsequent confirmation in writing within thirty (30) days after disclosure. However, the lack of marking or subsequent confirmation that the disclosed information shall be regarded as “Confidential” does not disqualify the disclosed information from being classified as Confidential Information. 9.5 If any Party violates any of its obligations described in this Section 9, the violating Party shall, upon notification from the other Party, (i) immediately cease to proceed such harmful violation and take all actions needed to rectify said behaviour and (ii) financially

Tooling User Right Agreement No. PS22-054 8(36) compensate for the harm suffered as determined by an arbitral tribunal pursuant to Section 13.2 below. All legal remedies (compensatory but not punitive in nature) according to law shall apply. 9.6 This Section 9 shall survive the expiration or termination of this Agreement without limitation in time. 10. TERM AND TERMINATION 10.1 This Agreement shall become effective when signed by duly authorised signatories of each Party (the “Effective Date”) and shall remain in force until terminated in accordance with what is set out below in this Section 10 (the “Term”). 10.2 Either Party may terminate this Agreement by giving the other Party twelve (12) months’ prior written notice. The Party calling upon termination in accordance with this Section 10.2 shall not be obliged to compensate the other Party in any way whatsoever unless if expressly stated otherwise in the Appendices. 10.3 This Agreement may be terminated, in whole or in part (including for the avoidance of doubt any of its Appendices), with immediate effect: (a) by either Party if the other Party is in material breach of any of its obligations under this Agreement and such breach (if remediable) is not remedied within thirty (30) days of written notice thereof; (b) by either Party if the other Party should become insolvent or enter into negotiations on composition with its creditors or a petition in bankruptcy should be filed by it or it should make an assignment for the benefit of its creditors; or (c) by Owner if User is in delay with its payment more than ninety [***]days to pay any invoice when due. 10.4 For the avoidance of doubt, if this Agreement has expired or has been terminated in accordance with this Section 10, then all Appendices to this Agreement shall automatically and immediately terminate. 11. MISCELLANEOUS 11.1 Force majeure 11.1.1 Neither Party shall be liable for any failure or delay in performing its obligations under this Agreement to the extent that such failure or delay is caused by a Force Majeure Event. A “Force Majeure Event” means any event beyond a Party's reasonable control, which by its nature could not have been foreseen, or, if it could have been foreseen, was unavoidable, including strikes (whether involving its own workforce or a Third Party's), failure of general energy sources delivering energy to the plant, restrictions concerning motive force, acts of God, war, terrorism, insurgencies and riots, civil commotion, mobilization or extensive call ups, interference by civil or military authorities, national or international calamity, currency restrictions, requisitions, confiscation, armed conflict, malicious damage, nuclear, chemical or biological contamination, sonic boom, explosions, collapse of building structures, fires, floods, storms, stroke of lightning, earthquakes, loss at sea, epidemics or similar events, natural disasters or extreme adverse weather conditions.

Tooling User Right Agreement No. PS22-054 9(36) 11.1.2 A non-performing Party, which claims there is a Force Majeure Event, and cannot perform its obligations under the Agreement as a consequence thereof, shall use all commercially reasonable efforts to continue to perform or to mitigate the impact of its non-performance notwithstanding the Force Majeure Event and shall continue the performance of its obligations as soon as the Force Majeure Event ceases to exist. 11.2 Notices 11.2.1 All notices, demands, requests and other communications to any Party as set forth in, or in any way relating to the subject matter of, this Agreement must be in legible writing in the English language delivered by personal delivery, facsimile, email transmission or prepaid overnight courier using an internationally recognized courier service and shall be effective upon receipt, which shall be deemed to have occurred: (a) in case of personal delivery, at the time and on the date of personal delivery; (b) if sent by facsimile or email transmission, at the time and on the date indicated on a confirmation of successful transmission page relating to such facsimile transmission or at the time and date indicated on a response confirming such successful email transmission; (c) if delivered by courier, at the time and on the date of delivery as confirmed in the records of such courier service; or (d) at such time and date as delivery by personal delivery or courier is refused by the addressee upon presentation; in each case provided that if such receipt occurred on a non-business day, then notice shall be deemed to have been received on the next following business day; and provided further that where any notice, demand, request or other communication is provided by any party by email, such party shall also provide a copy of such notice, demand, request or other communication by using one of the other methods. 11.2.2 All such notices, demands, requests and other communications shall be sent to following addresses: To Owner: Polestar Automotive USA Inc. Attention: [***] Email: [***] With a copy not constituting notice to: Polestar Automotive USA Inc. Attention: [***] Email: [***] To User: Volvo Car USA LLC Attention: [***] Email: [***]

Tooling User Right Agreement No. PS22-054 10(36) With a copy not constituting notice to: Volvo Car USA LLC Attention: [***] [***] 11.3 Assignment Neither Party may, wholly or partly, assign, pledge or otherwise dispose of its rights and/or obligations under this Agreement without the other Party’s prior written consent. 11.4 Waiver Neither Party shall be deprived of any right under this Agreement because of its failure to exercise any right under this Agreement or failure to notify the infringing party of a breach in connection with the Agreement. Notwithstanding the foregoing, rules on complaints and limitation periods shall apply. 11.5 Severability In the event that any provision of this Agreement conflicts with applicable law or if any such provision is held invalid by an arbitrator or a competent court, such provision shall be deemed to be restated to reflect as nearly as possible the original intentions of the Parties in accordance with applicable law. The remainder of the Agreement shall at all times remain in full force and effect. 11.6 Entire Agreement All arrangements, commitments and undertakings in connection with the subject matter of this Agreement (whether written or oral) made before the date of this Agreement are superseded by this Agreement. 11.7 Amendments Any amendment or addition to this Agreement must be made in writing and signed by the Parties to be valid. 11.8 Survival If this Agreement is terminated or expires pursuant to Section 10 above, Section 9 (Confidentiality), Section 12 (Governing Law), Section 13 (Dispute resolution) as well as this Section 11.8, shall survive any termination or expiration and remain in force as between the Parties after such termination or expiration. 12. GOVERNING LAW 12.1 This Agreement and all non-contractual obligations in connection with this Agreement shall be governed by the substantive laws of United States of America without giving regard to its conflict of laws principles.

Tooling User Right Agreement No. PS22-054 11(36) 13. DISPUTE RESOLUTION 13.1 Escalation principles 13.1.1 In case the Parties cannot agree on a joint solution for handling disagreements or disputes, a deadlock situation shall be deemed to have occurred and each Party shall notify the other Party hereof by the means of a deadlock notice and simultaneously send a copy of the notice to the Steering Committee. Upon the receipt of such a deadlock notice, the receiving Party shall within ten (10) days of receipt, prepare and circulate to the other Party a statement setting out its position on the matter in dispute and reasons for adopting such position, and simultaneously send a copy of its statement to the Steering Committee. Each such statement shall be considered by the next regular meeting held by the Steering Committee or in a forum meeting specifically called upon by either Party for the settlement of the issue. 13.1.2 The members of the Steering Committee shall use reasonable endeavours to resolve a deadlock situation in good faith. As part thereof, the Steering Committee may request the Parties to in good faith develop and agree on a plan to resolve or address the breach, to be presented for the Steering Committee without undue delay. If the Steering Committee agrees upon a resolution or disposition of the matter, the Parties shall agree in writing on terms of such resolution or disposition and the Parties shall procure that such resolution or disposition is fully and promptly carried into effect. 13.1.3 If the Steering Committee cannot settle the deadlock within thirty (30) days from the deadlock notice served pursuant to Section 18.1.1 above, such deadlock will be referred to the Strategic Board for decision. Should the matter not have been resolved by the Strategic Board within thirty (30) days counting from when the matter was referred to them, despite using reasonable endeavours to do so, the matter shall be resolved in accordance with Section 13.2 below. If no Steering Committee has been established between the Parties, the relevant issue shall be referred to the Strategic Board immediately and Section 13.1.2 above shall not apply. 13.1.4 All notices and communications exchanged in the course of a deadlock resolution proceeding shall be considered Confidential Information of each Party and be subject to the confidentiality undertaking in Section 9 above. 13.1.5 Notwithstanding the above, the Parties agree that either Party may disregard the time frames set forth in this Section 13.1 and apply shorter time frames and/or escalate an issue directly to the Strategic Board in the event the escalated issue is of an urgent character and where the applicable time frames set out above are not appropriate. 13.2 Arbitration 13.2.1 Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof shall be submitted to Stockholm Chamber of Commerce (“SCC”) for arbitration, which shall be held in Gothenburg and conducted in accordance with the SCC arbitration rules in effect at the time of applying for arbitration, whereas the language to be used in the arbitral proceedings shall be English. 13.2.2 Irrespective of any discussions or disputes between the Parties, each Party shall always continue to fulfil its undertakings under the Agreement unless an arbitral tribunal or court (as the case may be) decides otherwise.

Tooling User Right Agreement No. PS22-054 12(36) 13.2.3 In any arbitration proceeding, any legal proceeding to enforce any arbitration award, or any other legal proceedings between the Parties relating to this Agreement, each Party expressly waives the defence of sovereign immunity and any other defence based on the fact or allegation that it is an agency or instrumentality of a sovereign state. Such waiver includes a waiver of any defence of sovereign immunity in respect of enforcement of arbitral awards and/or sovereign immunity from execution over any of its assets. 13.2.4 All arbitral proceedings as well as any and all information, documentation and materials in any form disclosed in the proceedings shall be strictly confidential. [Signature page follows]

Tooling User Right Agreement No. PS22-054 13(36)

IN WITNESS WHEREOF, this Agreement has been signed in two (2) originals, of which the Parties have received one (1) each.

Place: Date:2025-03-21	Place: Date:2025-03-20
Volvo Car USA LLC	**Polestar Automotive USA Inc.**
______Robert Manna__________________ Printed name:Robert Manna Title:CFO Volvo Car USA	______Ola Sjölander_________________ Printed name: Ola Sjölander Title: Head of Commercial Control
________________________ Printed name:Michel Cottone Title: CEO Volvo Car USA	_________Anders Gustafsson______________ Printed name: Anders Gustafsson Title:Managing Director

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